Enterprise Accumulation Trust
Attachment for Sub-Item 77H
Changes in Control of Registrant
For the Period January 1, 2004 through June 30, 2004



Effective on June 4, 2004 or June 28, 2004, each portfolio's shareholders voted to approve an Agreement and Plan of Termination providing for the conversion of the Enterprise Portfolios into a corresponding, newly created series of the EQ Advisors Trust, a registered investment company managed by the Equitable Life
Assurance Society of the United States, a subsidiary of AXA Financial.

All additional information pertaining to this matter including voting results can be found in the Attachment for Sub-Item 77C within this filing or the following Edgar filing made to the SEC on January 22, 2004. Accession Number : 0000898432-04-000066
File Number : 333-112119
Form Type : N-14
CIK Number : 0001027263
Company : EQ Advisors Trust